Orient-Express Hotels Ltd.
                                 Canon's Court,
                               22 Victoria Street,
                             Hamilton HM 12, Bermuda

April 28, 2008

VIA EDGAR AND FACSIMILE


Kevin Woody, Esq.
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      Orient-Express Hotels Ltd.
         Form 10-K for the Fiscal Year Ended December 31, 2007
         Commission File No. 001-16017
         -----------------------------------------------------

Dear Mr. Woody:

         The following is the response of Orient-Express Hotels Ltd. (the "Company") to the follow-up comment of the Staff of the Securities and Exchange Commission, Division of Corporation Finance, on the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the "2007 Form 10-K"). Such comment is set forth in your letter dated April 17, 2008, addressed to Paul
M. White, the Company's Chief Executive Officer.

         For ease of your review, we have set out below the Staff comment together with the Company's response. Page numbers referred to below in the 2007 Form 10-K are the page numbers in the EDGAR version filed with the Commission on February 29, 2008.

STAFF COMMENT
-------------

Financial Statements
--------------------
Notes to Consolidated Financial Statements
------------------------------------------
Note 1. Summary of significant accounting policies and basis of presentation
----------------------------------------------------------------------------
(o) Real estate assets, page 78
-------------------------------

1. We note your response to our prior comment three, [see below the Appendix setting forth such response in full]. In future filings, please revise your policy for capitalizing direct costs attributable to the sales and marketing of the properties to reflect the expanded discussion of your policy that you have provided in your April 15, 2008 response letter.



COMPANY RESPONSE
----------------

         Although Company management continues to believe that the Company has complied with SFAS 67 with respect to its real estate assets, the undersigned, on behalf of the Company, undertakes that in future filings, it will expand, as appropriate, the discussion of its policy with respect to capitalizing direct costs attributable to the sales and marketing of its properties.

                                      * * *

         If you have any questions as to the contents of this memorandum, please telephone Martin O'Grady, the Company's Vice President - Finance and Chief Financial Officer (011-44-207-921-4038) or Edwin S. Hetherington, the Company's Vice President, General Counsel and Secretary (212-764-8238).



                                            ORIENT-EXPRESS HOTELS LTD.


                                            By:  /s/ Martin O'Grady
                                                 ------------------
                                                 Martin O'Grady
                                                 Vice-President- Finance and
                                                 Chief Financial Officer



cc:  Ms. Jennifer Monick
     Mr. Daryl Wyer (Deloitte & Touche LLP)

                                                                        APPENDIX

                            ORIENT-EXPRESS HOTELS LTD

           COMMENT 3 IN THE STAFF COMMENT LETTER DATED APRIL 15, 2008



STAFF COMMENT
-------------

         Please tell us how your policy for capitalizing direct costs attributable to the sales and marketing of the properties complies with SFAS 67.

COMPANY RESPONSE
----------------

         Company management believes that the Company has complied with paragraphs 17, 18 and 19 of SFAS 67 "Accounting for Costs and Initial Rental Operations of Real Estate Projects."

         Paragraphs 17, 18 and 19 state:

         "17. Costs incurred to sell real estate projects shall be capitalized if they (a) are reasonably expected to be recovered from the sale of the project or from incidental operations and (b) are incurred for (1) tangible assets that are used directly throughout the selling period to aid in the sale of the project or (2) services that have been performed to obtain regulatory approval of sales. Examples of costs incurred to sell real estate projects that ordinarily meet the criteria for capitalization are costs of model units and their furnishings, sales facilities, legal fees for preparation of prospectuses, and semipermanent signs.

         "18. Other costs incurred to sell real estate projects shall be capitalized as prepaid costs if they are directly associated with and their recovery is reasonably expected from sales that are being accounted for under a method of accounting other than full accrual [footnote omitted]. Costs that do not meet the criteria for capitalization shall be expensed as incurred.

         "19. Capitalized selling costs shall be charged to expense in the period in which the related revenue is recognized as earned. When a sales contract is cancelled (with or without refund) or the related receivable is written off as uncollectible, the related unrecoverable capitalized selling costs shall be charged to expense or an allowance previously established for that purpose."

         The Company has capitalized direct selling costs, such as the costs of model apartments and their furnishings, and semipermanent signs, within the cost of real estate assets for sale. Other costs incurred to sell real estate projects, such as direct sales commission on condominium sales accounted for under the percentage-of-completion method, have been recorded as prepaid costs. These prepaid costs are amortized in the income statement in the period in which the related revenue is recognized.

         Costs that did not meet the criteria for capitalization, such as the salaries of sales personnel, general and administrative expenses of the sales office, advertising and promotions have been expensed as incurred.

         This policy has been disclosed in Note 1(o) of the 2007 Form 10-K (page
78).









                                       A-2